Exhibit 99.1

SuperX and Mercuria Asia Forge Strategic Partnership to Build Innovative AI Infrastructure Ecosystem

SINGAPORE, July 21, 2026 /PRNewswire/ -- SuperX AI Technology Limited (NASDAQ: SUPX, hereinafter referred to as “SuperX”) and Mercuria Asia (hereinafter referred to as “Mercuria”), the Asia Pacific platform of Mercuria Energy Group today announced the establishment of a strategic partnership. As part of this partnership, Mercuria Asia has made a strategic investment in SuperX through a convertible note and warrant subscription agreement. The two parties will draw on their respective strengths in global energy, power optimization, capital deployment, and AI data center technology to pursue in-depth cooperation in global AI infrastructure development, jointly advancing the integration of energy solutions and AI infrastructure.

The parties will focus on global AI data center development, optimized allocation of power resources, and innovation in energy management, exploring new models of synergistic development among energy, technology, and capital to deliver efficient, reliable, and sustainable global AI computing infrastructure solutions, providing long-term support for the continued growth of the global AI industry.

Dr. Huang Chenhong, Chairman and Chief Executive Officer of SuperX, commented: “This long-term strategic partnership with Mercuria represents a significant milestone in SuperX’s global expansion. The core long-term challenge for the AI computing power industry lies in electricity costs and low-carbon compliance pressures. Mercuria’s global energy network, asset management expertise, and structured energy solutions precisely address our key gaps. Our collaboration will accelerate the implementation of overseas projects in Indonesia, Japan, Thailand, and other regions, while establishing differentiated advantages in green computing power and continuously enhancing the company’s long-term profitability and investment value. Building on this partnership, we will deliver more cost-competitive and sustainable AI factory solutions to customers worldwide.”

Mr. Jin Han, Board Member of Mercuria Group and Chief Executive Officer of Mercuria Asia, stated: “AI infrastructure is becoming a vital conduit for the integrated development of the global energy system and the digital economy. As AI advances rapidly, global computing power demand continues to surge, placing higher demands on stable, low-cost, and sustainable energy supplies while creating new opportunities in energy management, power trading, and infrastructure investment.

Mercuria has long focused on infrastructure investments that enhance global energy efficiency and resource allocation. Investing in AI infrastructure is both an important practice in advancing Mercuria’s energy strategy and a key direction in positioning for the future energy ecosystem. Our focus extends beyond computing power itself to the long-term industrial value created by the deep integration of energy and AI.”

SuperX holds leading advantages in full-stack AI data center technology, global deployment, and operations. Mercuria possesses a worldwide energy network, capabilities in power optimization and price risk management, structured financing expertise, and extensive experience in energy asset investment and operations. The complementary strengths of both parties establish a solid foundation for long-term cooperation.

Looking ahead, the two parties will deepen cooperation in energy security, AI data center development, and global computing infrastructure, driving the integration of energy and computing power to build an efficient, reliable, and sustainable global AI infrastructure platform that supports the long-term growth of the global AI industry.

Mercuria is committed to creating value across the global energy and commodities value chain. The company continuously invests in innovative companies and technologies, strengthens long-term energy security, and optimizes resource allocation through its global network to meet growing energy demand. This partnership with SuperX marks an important step in extending Mercuria’s global energy capabilities into the AI era, and reflects its continued commitment to future infrastructure and long-term growth industries.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is a provider of AI infrastructure solutions, offering AI data centers a comprehensive portfolio that includes proprietary hardware, advanced software, and end-to-end services. The company’s offerings encompass advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800-volt direct current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud services and AI agents. Headquartered in Singapore, SuperX serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg.

About Mercuria

Mercuria Asia is the Asia Pacific platform of Mercuria Energy Group, one of the world’s largest independent energy and commodities groups. Headquartered in Singapore, Mercuria Asia leads the Group’s regional energy trading, investment, and infrastructure activities across Asia Pacific. The Group, founded in Geneva, Switzerland, operates globally across the energy value chain, including crude oil and refined products, natural gas and LNG, power, renewable energy, metals, and carbon markets, and is recognized for its strong focus on risk management, compliance, and operational excellence, and for its investment in energy solutions that support global energy security and the energy transition.

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